Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces
New JPY350 Million (Approximately $2.4 Million*) Unsecured Loan Financing

Tokyo, Japan – March 18, 2025 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a holistic healthcare company based in Japan (the “Company” or “MEDIROM”), today announced that it has obtained a new unsecured short-term bank loan in the amount of JPY350 million (approximately $2.4 million*). The Company has used JPY200 million of the loan funds for repayment of indebtedness of MEDIROM Mother Labs Inc., a subsidiary of the Company which is also a guarantor of the new loan, and the Company intends to use the remainder of the loan funds for general working capital, including Mother Bracelet development. The loan bears interest at a rate of 1.875% per year.

“This new loan financing strengthens our financial position, providing additional support for developing Mother Bracelet,” said Koji Eguchi, Chief Executive Officer of MEDIROM.

*Convenience translations included in this press release of Japanese yen into U.S. dollars have been made at the exchange rate of JPY148.87 = US$1.00, which was the TTM exchange rate provided by Mizuno Bank on March 17, 2025.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

●	the Company’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
●	the Company’s ability to sell certain of its owned salons to investors, and receive management fees from such sold salons, on acceptable terms;
●	changes in Japanese and global economic conditions and financial markets, including their effects on the Company’s expansion in Japan and certain overseas markets;
●	the Company’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
●	the fluctuation of foreign exchange rates, which affects the Company’s expenses and liabilities payable in foreign currencies;
●	the Company’s ability to hire and train a sufficient number of therapists and place them at salons in need of additional staffing;
●	changes in demographic, unemployment, economic, regulatory or weather conditions affecting the Tokyo region of Japan, where the Company’s relaxation salon base is geographically concentrated;
●	the Company’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;

●	the financial performance of the Company’s franchisees and the Company’s limited control with respect to their operations;
●	the Company’s ability to raise additional capital on acceptable terms or at all;
●	the Company’s level of indebtedness and potential restrictions on the Company under the Company’s debt instruments;
●	changes in consumer preferences and the Company’s competitive environment;
●	the Company’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
●	the regulatory environment in which the Company operates.

More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the SEC, including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of the Company’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 308 (as of January 31, 2025) relaxation salons across Japan, Re.Ra.Ku® being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business and launched new healthcare programs using an on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. In 2023, MEDIROM launched REMONY, a remote monitoring system for corporate clients, and has received orders from a broad range of industries, including nursing care, transportation, construction, and manufacturing, among others. MEDIROM hopes that its diverse health-related product and service offerings will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

■Contacts
Investor Relations Team
ir@medirom.co.jp